EXHIBIT 12.1

Statement Computation Ratio Earnings to Fixed Charges

PANHANDLE OIL AND GAS INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended September 30,				Nine Months Ended June 30,
	2012	2013	2014	2015	2016	2017
Earnings
Income (loss) before income taxes	10,644,996	20,690,049	36,821,462	14,157,341	(17,997,884)	2,755,799
Fixed charges	257,142	278,976	670,117	1,820,605	1,491,513	1,088,570
Amortization of capitalized interest	49,466	56,661	68,245	76,270	71,136	56,467
Interest capitalized	(129,172)	(121,418)	(172,499)	(148,493)	(24,929)	(112,670)
Total Earnings	10,822,432	20,904,268	37,387,325	15,905,723	(16,460,164)	3,788,166

Fixed Charges
Interest expensed	127,970	157,558	462,296	1,550,483	1,344,619	884,928
Interest capitalized	129,172	121,418	172,499	148,493	24,929	112,670
Amortization of capitalized expenses related to debt	-	-	35,322	121,629	121,965	90,972
Total Fixed charges	257,142	278,976	670,117	1,820,605	1,491,513	1,088,570

Ratio of Earnings to Fixed Charges	42.09	74.93	55.79	8.74	- (1)	3.48

(1)

For the fiscal year ended September 30, 2016, our earnings were insufficient to cover our fixed charges by $14,968,651.  As of the date of this prospectus, we have no shares of preferred stock outstanding and, consequently, our ratio of earnings to fixed charges and our ratio of combined fixed charges and preference dividends to earnings would be identical.